Board Approval of Investment Advisory and Subadvisory Agreements

MEMBERS Capital Advisors, Inc. (MCA), the Trusts investment advisor prior to June 30, 2009, CUNA Mutual Insurance Society (CMIS), MCAs parent company, and certain of their affiliates, entered into an agreement with Madison Investment Advisors, Inc. (Madison), and certain of its affiliates, under which (among other things) a subsidiary of Madison, Madison Asset Management, LLC (MAM), would become the investment advisor to MEMBERS Mutual Funds, subject to shareholder approval
(the Transaction). The Transaction was approved by Trust shareholders on June 25, 2009 (see Proxy Voting Results below).

The Board approved the proposed investment advisory agreement and investment subadvisory agreements with MAM at an inperson meeting held on April 15, 2009. Prior to that meeting, the Board met several times, including with personnel of MCA and Madison, to discuss the Proposed Transaction. The Board requested and received information from MCA and Madison regarding the Proposed Transaction and Madison. In taking these steps, the Independent Trustees were assisted by, and consulted privately with, independent counsel to the Independent Trustees.

The Board considered that the proposed investment subadvisory agreements were substantially similar, except as noted, to the current investment subadvisory agreements the Board had previously approved on December 5, 2008. In connection with that approval, Board reviewed the performance of each subadvisor of each Fund at each regular Board meeting, including appropriate comparative information. At those meetings, the Board also received updates concerning the investment strategies being pursued by the Funds, changes in the Funds investment processes and portfolio management personnel, the expenses incurred by the Funds, and various other matters which may impact the Funds performance and that of the Funds investment subadvisors.
In addition, before the December 2008 meeting, the Board asked the subadvisors to provide written information addressing factors to be considered by the Board in deciding whether or not to approve the agreements. Before the December 2008 meeting, the Board and counsel also asked the subadvisors to expand upon certain of the written information they had provided, and they held a conference call with representatives of the investment advisor to discuss the information provided. At the December 2008 meeting, representatives of each subadvisor made presentations and responded to followup questions from the Board. After these presentations and discussions, the Board (including a majority of Independent Trustees) unanimously approved the current subadvisory agreements. Last, at the April 2009 meeting, the Board requested and received updated information regarding the subadvisors

Counsel to the Independent Trustees also provided the Board with a memorandum reviewing its duties under the 1940 Act with respect to approval of the agreements. In approving the proposed investment advisory and investment subadvisory agreements, the Board considered a number of factors, including those discussed below.

Nature, Extent and Quality of Services to be Provided by MAM and the Subadvisors.
The Board received and considered a variety of information pertaining to the nature, extent and quality of the services to be provided by MAM and the subadvisors. The Board noted that, except with respect to Mr. Meier and Mr. Powell, the portfolio managers and, except with respect to the Mid Cap Value and Mid Cap Growth Funds, the subadvisors currently managing the Funds portfolios were expected to continue to do so. MAM provided information on the professional qualifications and experience of its portfolio management teams organization, esources and research capabilities compliance, regulatory and litigation experience, portfolio transaction execution and soft dollar policies and practices, and policies and procedures for allocating transactions among accounts. After reviewing this information and discussing it with representatives of MAM, the Board concluded that it was satisfied with the nature, extent and quality of the services to be provided by MAM.

Investment Performance. The Board received information regarding the composite performance of MAM. It also noted that most of the Funds were expected to continue to be managed by the same portfolio managers and/or subadvisors, and have access to Madisons additional investment personnel and resources. Based on the foregoing reviews, the Board concluded that the investment experience of MAM and the proposed Fund management teams was satisfactory.

Cost of Services Provided and Profitability. The Board noted that the proposed management fees were those that had previously been approved by the Board at its December 5, 2008 meeting. In addition, MAM had agreed to enter into a limited services agreement that, when taken with the proposed investment advisory agreement, would have the effect, for two years following the closing of the Proposed
Transaction, of capping most fees and expenses of the Funds to no more than the amount incurred (as a percentage of assets) by the Funds for the fiscal year ended December 31, 2008. In this regard, the Board determined that no undue burden would be imposed on shareholders as a result of the appointment of MAM as investment advisor. The Board considered that Madison and its affiliates manage certain other mutual funds with similar investment objectives or principal investment strategies as the Funds for a lower management fee.
The Board also noted that the investment advisor, not the Funds, pays the subadvisors fees.

The Board noted that to the extent a Fund invests in other mutual funds also managed by the investment advisor, the investment advisor receives investment advisory fees from both the Fund and the underlying mutual fund. The Board was satisfied in this regard that the investment advisor provides separate services to each of the Fund and the underlying mutual fund in exchange for the fees received from it.

Finally, the Board recognized that the unprecedented recent declines in worldwide stock markets had a corresponding effect on total Fund assets. As a result, the amount of compensation and fees paid by the Funds for their management under the proposed investment advisory agreement was expected to be considerably lower than they had been in the recent periods.

Based on all this information, the Board concluded that the proposed management fees and total expenses borne by the Funds are reasonable in relation to the services provided, and that the investment advisors level of profitability from its investment advisory agreement with the Funds is well within reason.

Economies of Scale.
The Board had previously received information concerning how large a Fund must be before it realized economies of scale. The Board also considered that the management fee breakpoint schedule in place for most of the Funds, which was previously approved, would continue. In that regard, the Board believed that proposed investment advisory agreement provides a reasonable sharing, as between the investment advisor and Fund shareholders, of the economies of scale that would exist at higher asset levels.

Other Benefits to MAM and the Subadvisors from a Relationship with the Funds.
The Board also considered the nature and extent of other benefits that may flow to MAM from its relationship with the Funds. As discussed above, the Board noted that MAM would receive two levels of fees from the Funds that invest in other Funds. However, the Board was satisfied that MAM would provide separate services for the two layers of fees paid in such instances.

The Board also considered that MAM may subcontract its nonadvisory services to third parties for lower fees than those paid to MAM by the Funds for those services. In that regard, MAM may increase its overall profitability in connection with the services it provides to the Funds.

The Board also noted that MAM expected to and that some of the subadvisors do execute a portion of the Funds portfolio transactions on a soft dollar basis, pursuant to which they would receive research services from or through the executing brokers. In connection with each regular Board meeting, the Board intends to review the quality of execution of the portfolio transactions executed by MAM on behalf of the Funds. Finally, the Board noted MAM and each subadvisor intends to seek to achieve best execution in executing all of the Funds portfolio transactions, and that it represents its soft dollar practices comply with applicable law. Based on these reviews, the Board was satisfied with the expected quality of execution of the Funds portfolio transactions, and it did not believe the soft dollar benefits to be received by MAM or the subadvisors would be excessive, although the Board intends to monitor this.

Based on the foregoing information, the Board concluded that while additional benefits may flow to MAM and each subadvisor from its relationships with the Funds, the nature and extent of these additional benefits are not unreasonable when considered in the context of the overall services to be provided to the Funds by MAM and the subadvisors, and fees to be received from the Funds by MAM.

MAM Oversight of Subadvisors.
The Board further considered the ability of MAM to supervise each subadvisors management of the applicable Funds. The Board concluded that MAM has or will have sufficient resources and expertise to provide oversight of the subadvisors to the Funds.

Consideration of the Proposed Transaction.
The Board also considered the terms of the Proposed Transaction between Madison and MAM, on one hand, and CMIS and MCA, on the other.
 Under these terms, CMIS will receive cash payments over a period of six years and, in addition, will receive a percentage of ongoing revenues of MAM net of subadvisory and certain other fees. In addition, the Funds will continue to be distributed through CUNA Brokerage Services, Incs networking arrangements with the credit unions CMIS serves, and CMIS will have certain governance rights over MAM with respect to limited Fund matters. Madison recommended Mr. Blake, Ms. Frank, Mr. Imhoff and Mr. Wheeler as new Trustees of the Trust, although the Independent Trustees made their own decision to nominate these individuals to shareholders.

Also, the Board considered the ability of Madison to make the required cash payments and the potential impact of these cash payment requirements on the financial flexibility of Madison and MAM. The Board also considered the incentive CMIS and MCA had to recommend MAM as the Funds new investment advisor, in light of the payments CMIS will receive if MAM is approved. In addition, the Board considered representations by CMIS and MCA to the effect that they intend to focus their efforts on core strategic businesses, leading them to seek alternative strategies for the management of the Funds. The Board considered information provided by CMIS and MCA concerning the alternative strategies and the impact they might have on Fund shareholders. The Board concluded that, although CMIS and MCA had an incentive to recommend MAM as the Funds new investment advisor, the proposed arrangements between MAM and the Funds nevertheless should be advantageous to Fund shareholders, and are reasonable in light of CMIS and MCAs representations.

Other Considerations. The Board also considered CMIS agreement to purchase, at its own expense, so called tail coverage for the Trustees under the Trusts current directors liability insurance policy. In addition, MAM acknowledged that the expense of a new liability insurance policy covering only the Independent Trustees would be included in the expenses it will pay under the proposed investment advisory and services fee structure. Further, CMIS has agreed to indemnify the current Independent Trustees to the extent their right of indemnification from the Trusts becomes practically unavailable or is denied in connection with the Proposed Transaction, subject to the terms of an indemnification agreement.
Board Conclusion. After taking the foregoing information and the other information provided by MAM into account, the Board (including a majority of Independent Trustees), acting in the exercise of its business judgment, unanimously approved the proposed investment advisory and investment subadvisory agreements.

Proxy Voting Results

A special meeting of shareholders was held on June 25, 2009 at which shareholders of the Trust, and each of the series noted below, voted on the following proposals, the results of which are described below.

Proposal 1.a
To elect Philip E. Blake to the Board of Trustees of the
Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.
FOR	AGAINST	ABSTAIN
96.934%	1.426%	1.640%

Proposal 1.b
To elect Katherine L. Frank to the Board of Trustees of the Trust to serve until her successor has been duly elected and qualified or until her retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.893%	1.332%	1.775%

Proposal 1.c
To elect James R. Imhoff, Jr. to the Board of Trustees of the Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.419%	1.828%	1.754%

Proposal 1.d
To elect Lorence D. Wheeler to the Board of Trustees of the Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.882%	1.467%	1.651%

Proposal 2.
To approve an investment advisory agreement by and between the Trust, on behalf of each of the Funds, and Madison Asset Management, LLC.

FUND	                FOR	AGAINST	ABSTAIN
Conservative Allocation	95.839%	2.861%	1.300%
Moderate Allocation	94.282%	3.169%	2.549%
Aggressive Allocation	98.743%	1.051%	0.207%
Money Market	        98.610%	1.175%	0.214%
Bond	                98.303%	0.682%	1.015%
High Income	        98.009%	0.714%	1.277%
Diversified Income	96.401%	1.560%	2.040%
Large Cap Value	        96.694%	1.685%	1.621%
Large Cap Growth	97.646%	1.137%	1.217%
Mid Cap Value	        96.875%	1.712%	1.412%
Mid Cap Growth	        98.019%	1.050%	0.931%
Small Cap Value	       100.000%	0.000%	0.000%
Small Cap Growth       100.000%	0.000%	0.000%
Global Securities	96.870%	1.784%	1.346%
International Stock	95.194%	2.063%	2.743%
Target Retirement 2020	98.646%	0.845%	0.509%
Target Retirement 2030	99.718%	0.145%	0.137%
Target Retirement 2040	99.163%	0.619%	0.218%


Proposal 3.
To amend and restate the fundamental investment restriction regarding the ability of each Fund to borrow.

FUND	FOR	AGAINST	ABSTAIN
Conservative Allocation	96.970%	2.596%	0.434%
Moderate Allocation	89.747%	5.724%	4.529%
Aggressive Allocation	98.416%	1.378%	0.207%
Money Market	        97.744%	1.553%	0.703%
Bond	                95.874%	3.119%	1.007%
High Income	        96.614%	2.180%	1.206%
Diversified Income	95.896%	2.202%	1.902%
Large Cap Value	        96.138%	2.486%	1.377%
Large Cap Growth	97.171%	1.854%	0.975%
Mid Cap Value	        96.266%	2.448%	1.286%
Mid Cap Growth	        97.407%	1.678%	0.914%
Small Cap Value	        97.410%	2.494%	0.096%
Small Cap Growth	97.174%	2.588%	0.237%
Global Securities	94.946%	4.150%	0.904%
International Stock	95.022%	2.638%	2.339%
Target Retirement 2020	98.282%	1.209%	0.509%
Target Retirement 2030	99.659%	0.204%	0.137%
Target Retirement 2040	97.187%	2.595%	0.218%

Proposal 4.a
To approve manager of managers authority.

FUND	FOR	AGAINST	ABSTAIN
Conservative Allocation	96.426%	3.123%	0.451%
Moderate Allocation	92.907%	4.280%	2.813%
Aggressive Allocation	98.531%	1.263%	0.207%
Money Market	        98.329%	1.551%	0.120%
Bond	                97.655%	0.965%	1.380%
High Income	        97.567%	1.121%	1.312%
Diversified Income	95.766%	2.204%	2.030%
Large Cap Value	        96.519%	1.982%	1.499%
Large Cap Growth	97.583%	1.315%	1.102%
Mid Cap Value	        96.844%	1.844%	1.312%
Mid Cap Growth	        97.887%	1.195%	0.918%
Small Cap Value	       100.000%	0.000%	0.000%
Small Cap Growth       100.000%	0.000%	0.000%
Global Securities	96.630%	1.971%	1.399%
International Stock	95.251%	1.979%	2.769%
Target Retirement 2020	98.646%	0.845%	0.509%
Target Retirement 2030	99.718%	0.145%	0.137%
Target Retirement 2040	98.987%	0.795%	0.218%

Proposal 4.b
To approve a subadvisory agreement between Madison Asset Management, LLC and Shenkman Capital Management, Inc. with respect to the High Income Fund.

FOR	AGAINST	ABSTAIN
97.479%	0.911%	1.610%

Proposal 4.c
To approve a subadvisory agreement between Madison Asset Management, LLC and Wellington Management Company LLP with respect to the Small Cap Value Fund.

FOR	AGAINST	ABSTAIN
99.904%	0.000%	0.096%

Proposal 4.d
To approve a subadvisory agreement between Madison Asset Management, LLC and Paradigm Asset Management, LLC with respect to the Small Cap Growth Fund.

FOR	AGAINST	ABSTAIN
99.763%	0.000%	0.237%

Proposal 4.e
To approve a subadvisory agreement between Madison Asset Management, LLC and Mondrian Investment Partners Limited with respect to the Global Securities Fund.

FOR	AGAINST	ABSTAIN
95.747%	2.322%	1.932%

Proposal 4.f
To approve a subadvisory agreement between Madison Asset Management, LLC and Lazard Asset Management, LLC with respect to the International Stock Fund.

FOR	AGAINST	ABSTAIN
95.201%	2.137%	2.662%